Exhibit 99.68

CONSENT OF ALS LABORATORY GROUP

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Avalon Rare Metals Inc. with the United States Securities and Exchange Commission in connection with the annual information form of the Corporation, as amended on December 3, 2010, which includes reference to the undersigned in connection with information relating to the drilling standards at the Thor Lake property.

ALS LABORATORY GROUP

/s/ Mary Doherty
By: Mary Doherty
Title: Director Business Development, North America

Date: December 9, 2010